March 14, 2022

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	DIRTT Environmental Solutions Ltd.

Revised Preliminary Proxy Statement on Schedule 14A

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12

Filed March 7, 2022

File No. 1-39061

Dear Mr. Hindin:

Set forth below are the responses of DIRTT Environmental Solutions Ltd. (the “Company,” “DIRTT,” “we,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 11, 2022, with respect to the Company’s Amendment No. 1 to its preliminary proxy statement, File No. 1-39061, filed with the Commission on March 7, 2022 (“First Amended Preliminary Proxy Statement”) and the Company’s soliciting materials filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 (the “March 7 Press Release”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to its Preliminary Proxy Statement (“Second Amended Preliminary Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to the Second Amended Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Second Amended Preliminary Proxy Statement.

Revised Preliminary Proxy Statement filed March 7, 2022

General

1.

Disclosure on page x describes events that transpired on September 10, 2021 and indicates that “Mr. English said that he believed 22NW and 726 could block any hostile activity given their combined 31.9% ownership position. Mr. English also stated that Mr. Noll would be supportive of him serving on the Board.” It is our understanding that these statements were never made and that this particular topic was discussed during Mr. English’s cross-examination in connection with the ASC proceedings. Please provide support that such statements were actually made or revise the disclosure in the proxy statement accordingly.

March 14, 2022

RESPONSE: We acknowledge the Staff’s comment and respectfully submit to the Staff that the existence of Mr. English’s statement that he believed “22NW and 726 could block any hostile activity given their combined 31.9% ownership position” is a verbatim reference from, and is supported by, the contemporaneous notes taken by Todd Lillibridge and Kevin O’Meara, both of whom were personally in attendance at the September 10, 2021 meeting with Mr. English. The Memorandum to the Board compiling Messrs. Lillibridge and O’Meara’s notes have also been submitted as part of Mr. Lillibridge’s affidavit in connection with the hearing before the Alberta Securities Commission referred to below (the “Lillibridge Affidavit”). Notwithstanding this support, we have revised the disclosure appearing on page x of the Second Amended Preliminary Proxy Statement to remove the disclosure that indicated that “Mr. English said that he believed 22NW and 726 could block any hostile activity given their combined 31.9% ownership position. Mr. English also stated that Mr. Noll would be supportive of him serving on the Board” to address the Staff’s comment in an expeditious manner.

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 on March 7, 2022

General

2.	Refer to the following statements contained in the soliciting material filed by the Company on March 7, 2022:

•	“The Alberta Securities Commission found that activist Aron English and his fund 22NW breached securities laws, but elected to not impose sanctions.”

•	“ASC Agrees 22NW Broke the Law.”

•	“…all costs associated with the Company’s efforts to disclose the truth and protect the Company and its shareholders rest with Mr. English and 22NW.”

It is our understanding that the various allegations made by the Company against 22NW were dismissed, other than the allegation that 22NW made a filing 29 days late in summer 2021 after Mr. English and 22NW collectively crossed the 10% ownership threshold. With respect to the late filing, it is our understanding that the ASC described this as an “ordinary course compliance issue” and specifically noted that there was “no apparent prejudice to DIRTT shareholders” in connection with such issue.

We also note that the Company’s revised preliminary proxy statement filed on the same date as this soliciting material states that such issue was “in the nature of compliance failures” and that “no remedy against…22NW was warranted since the disclosure they were otherwise required to make under the AMR regime had subsequently been disclosed.”

Furthermore, it is our understanding that in its oral decision rendered on March 4, 2022, the ASC specifically provided that:

•	“We express our dismay that this Application was brought at all.”

•	“There was a paucity of circumstantial evidence that fell well short of establishing on a balance of probabilities that the respondents were acting jointly or in concert.”

•	“The evidence offered was ambiguous, speculative and would require us to draw inferences not supportable.”

•	“This was an ill-conceived application and an imprudent use of DIRTT’s resources.”

March 14, 2022

The aforementioned Company statements, lacking appropriate context given the mitigating facts noted above, and failing to include material information necessary to make the statements therein not misleading, make charges concerning improper, illegal or immoral conduct without factual foundation in contravention of Exchange Act Rule 14a-9. Please revise the soliciting material in question to include clear corrective disclosure.

In addition, please do not use these or similar statements in the proxy statement or other soliciting materials without providing a proper factual foundation for the statements. As to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page xv of the Second Amended Preliminary Proxy Statement to clarify that the ASC found the 22NW AMR Compliance Failure to be an ordinary course compliance failure and that no remedy against 726 and 22NW was warranted. We believe our press release disclosure about the ASC proceeding as originally written is supported by the ASC’s decision, which found that 22NW had violated its alternative monthly reporting obligations. Nevertheless, in order to address the Staff’s comment in an expeditious manner, we intend to issue a new press release pursuant to Exchange Act Rule 14a-12 that supplements and amends the March 7 Press Release to provide further context and corrective disclosure (the “Supplemental Press Release”). The Supplemental Press Release will disclose that the ASC found (i) 22NW’s 29-day late filing to be an ordinary course compliance issue under the alternative monthly reporting regime, (ii) no remedy against 22NW was warranted since the disclosure it was otherwise required to make under the applicable securities laws had subsequently been made, (iii) the delinquent or inaccurate filings were not properly the subject of enforcement orders under its public interest jurisdiction, and (iv) the Company’s application was ill-conceived and an imprudent use of the Company’s resources.

3.	The following statements appear to impugn the character, integrity and personal reputation of Mr. English and 22NW without adequate factual foundation:

•

“Aron English’s quest for a board seat is about advancing his career not what is best for the Company; his vague calls for “change” and lack of a plan expose his commitment to a ‘Stay the Course’ agenda”

•

“The Activist’s misleading press release of Friday, March 4, 2022…is silent on Mr. English’s real motivation and objective for initiating a costly and distracting proxy fight at our shareholders’ expense.”

•	“Mr. English had communicated directly to members of the Board that he saw the Board seat as personally ‘good for his resume’”

As noted in the preceding comment, please do not use these or similar statements in the proxy statement without providing a proper factual foundation for the statements. Statements that purport to know the motivation or intent of another soliciting party may be difficult to support and should be reconsidered, absent adequate factual foundation. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

March 14, 2022

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page ix of the Second Amended Preliminary Proxy Statement to remove the statement that Mr. English provided Mr. O’Meara with his resume, a reference and other information about himself and 22NW “to advance his pursuit of joining the Board.”

Regarding the statements made in the March 7 Press Release that “Mr. English had communicated directly to members of the Board that he saw the Board seat as personally ‘good for his resume’” and that Mr. English’s “quest for a board seat is about advancing his career…”, the Company respectfully submits that the Lillibridge Affidavit provides factual support. The Lillibridge Affidavit states that “[i]f [Mr. English’s] investment [in DIRTT] proves to be successful as Aron expects it would be a meaningful step in achieving his career goal” of aspiring “to build an investing track record and net worth that leads to overseeing his own family office like Fullerton’s experience.”

It is also the Company’s position that 22NW’s motivations are further called into question by the lack of a publicly disclosed plan for the Company by 22NW and Mr. English and by 22NW’s indication that it has been in alignment with the Company’s strategic direction. In support of this position, the Company respectfully submits to the Staff the following factual foundation:

•

On June 17, 2021, a representative of 22NW stated in an email to the former CEO of the Company, “…we’re impressed with what we saw and heard. We’re excited to watch you continue to execute on the plan and see the dirtt value proposition flow through the financials. Looking forward to staying in touch and being collaborative, supportive shareholders.”

•

On August 12, 2021, the same representative of 22NW emailed the Company stating, “…our conviction in the DIRTT strategy, opportunity and leadership of this company; nothing has changes [sic] on our end, we remain supportive and collaborative as the company executes on the plan despite a less than favorable environment.”

•

On September 10, 2021, Mr. English expressed to the former CEO and the Chair of the Company the view that he was a big supporter of management, including the Company’s former CEO, on the direction of the Company’s business.

•

On November 5, 2021, another representative of 22NW stated in an email to the Company, “The professionalism and urgency shows. The Dirtt team is very atypical for small/micro cap land, and I know all of us over here [sic] appreciative of the team’s efforts.”

•	On March 4, 2022, 22NW issued a press release in which it continued to express strong support for the Company’s former CEO. [1]

[1]	22NWs Definitive Additional Materials filed on Schedule 14A on March 7, 2022.

March 14, 2022

Nevertheless, in order to address the Staff’s comment in an expeditious manner, the Supplemental Press Release will disclose that, while the Company cannot discern what Mr. English’s and 22NW’s true motivations are, they have neither proposed any plan for the Company to us nor made it publicly available for shareholders.

*    *     *    *    *

March 14, 2022

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

By:	/s/ Charles R. Kraus
Name:	Charles R. Kraus
Title:	Senior Vice President, General Counsel and Corporate Secretary

Enclosures

cc:    Todd W. Lillibridge, DIRTT Environmental Solutions Ltd.

Nandini Somayaji, DIRTT Environmental Solutions Ltd.

Robert L. Kimball, Vinson & Elkins L.L.P.